UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2012

Commission File No. 0-29208

QUANTITATIVE ALPHA TRADING INC.

Registrant's Name

36 Toronto Street, Suite 750, Toronto, Ontario M5C 2C5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News release dated August 17, 2012.

99.2

Technology License and Commercialization Agreement dated August 17, 2012.

99.3

Bridge Loan Agreement dated August 20, 2012.

99.4

Arrangement Agreement dated August 20, 2012.

99.5

News release dated August 21, 2012.

99.6

Material Change Report dated August 21, 2012.

99.7

Interim financial statements for the six months ended June 30, 2012.

99.8

Management’s Discussion and Analysis for the six months ended June 30, 2012.

99.9

Form 52-109FV2 CFO Certification dated August 28, 2012.

99.10

Form 52-109FV2 CEO Certification dated August 28, 2012.

99.11

News release dated August 28, 2012.

99.12

News release dated August 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTITATIVE ALPHA TRADING INC.

(Registrant)

By

/s/ James McGovern

James McGovern,

Chief Executive Officer

Date     September 12, 2012